UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

MAXAR Technologies LTD
(Name of issuer)

Common stock
(Title of class of securities)

57778K105
(CUSIP number)

12/31/2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No.  57778K105

1. Name of Reporting Person:

Douglas Lane and Associates, LLC

2. Check the appropriate box if a member of a Group (see instructions)

N/A

3. See Use Only

N/A

4. Citizenship or Place of Organization:

Delaware, USA

5. Sole Voting Power

  173,604

6. Shared voting power

N/A

7. Sole dispositive power

2,546,837

8. Shared dispositive power

N/A

9. Aggregate amount beneficially owned by each reporting person:

2,546,837

10. Check box if the aggregate amount in row (9) excludes certain shares (see instructions)

11. Percent of class represented by amount in row 9:

4.2%

12. Type of Reporting person:

IA

Item 1.

(a)  Name of Issuer:

Maxar Technologies LTD.

(b)  Address of Principle Business Office

1300 W. 120th Ave.
Westminster, CO 80234

Item 2.

(a)  Name of Person Filling:

Douglas Lane & Associates, LLC (DLA)

(b)  Address of Principle Place of Business Office or, if None, Residence:

777 Third Avenue, 38th Floor
New York, NY 10017

(c)  Citizenship

DLA is organized under the laws of the State of Delaware

(d)  Title and Class of Securities:

Common Stock

(e) CUSIP no.

57778K105

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) an investment adviser in accordance with rule 13(d)-1(b)(1)(ii)(E).

Item 4. Ownership

(a) Amount Beneficially Owned:

2,546,837

(b) Percent of Class:

4.2%

(c) Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

  173,604

(ii)   Shared power to vote or to direct the vote:

0

(iii)   Sole power to dispose or to direct the disposition of:

2,546,837

(iv)   Shared power to dispose or to direct disposition of:

0

Item 5.  Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8. Identification and classification of members of the group.

N/A

Item 9. Notice of dissolution of group:

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Douglas C. Lane & Associates
        ___________________________
        Date
        ___________________________
        Signature

        Name: Nicole Solinga-Stasi
        Title: Chief Compliance Officer